As filed with the Securities and Exchange Commission on March 19, 2008

Registration No. 333-83226

_____________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares

Of

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street

 New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15,16, 18 and

and proxy soliciting material

24

(v)

The sale or exercise of rights

Articles number 13, 14, 15, 18

and 24

(vi)

The deposit or sale of securities

Articles number 12, 13, 15, 17 and

resulting from dividends, splits

18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6, 8, 22

or withdraw the underlying securities

 and 24

(x)

Limitation upon the liability

Articles number 14, 18 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a(1)

Deposit Agreement dated as of April 2, 1996 among Quilmes Industrial (Quinsa), Société Anonyme, Citibank N.A., and Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. -- Filed previously.

a(2)

Form of Amendment No. 1 dated as of December 21, 2001 to the Deposit Agreement dated as of April 2, 1996 among Quilmes Industrial (Quinsa), Société Anonyme, Citibank N.A., and Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. -- Filed previously.

a(3).

Form of Deposit Agreement dated as of February 28, 2002 among Quilmes Industrial (Quinsa), Société Anonyme, The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. -- Filed previously.

b(1).

Letter Agreement dated as of January 22, 2002, among Quilmes Industrial (Quinsa), Société Anonyme, The Bank of New York and Citibank N.A. – Filed previously.

b(2).

Form of Letter Agreement between Quilmes Industrial (Quinsa), Société Anonyme and The Bank of New York relating to the pre-release of American Depositary Receipts. -- Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- See (a)(1), (a)(2), (a)(3), (b)(1) and b(2) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 19, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Class B shares of Quilmes Industrial (Quinsa), Société Anonyme

By:  The Bank of New York,

As Depositary

By: /s/ Joanne F. DiGiovanni

             Name:  Joanne F. DiGiovanni

             Title:   Vice President

Pursuant to the requirements of the Securities Act of 1933, Quilmes Industrial (Quinsa), Société Anonyme has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Buenos Aires, Argentina, on March 19, 2008.

Quilmes Industrial (Quinsa), Société Anonyme

By: /s/ Miguel Gomez Eiriz

    Name:  Miguel Gomez Eiriz

    Title:    Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 19, 2008.

/s/ João M. Giffoni Castro Neves

Chief Executive Officer

João M. Giffoni Castro Neves

(principal executive officer)

/s/ Miguel Gomez Eiriz

Chief Financial Officer

Miguel Gomez Eiriz

(principal financial and accounting officer)

/s/ Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

Victorio Carlos De Marchi

/s/ Alvaro Cardozo de Souza

Co-Chairman of the Board of Directors

Alvaro Cardozo de Souza

/s/ Milton Seligman

Director

Milton Seligman

/s/ Fernando Martin Minaudo

Director

Fernando Martin Minaudo

/s/ Floreal Horacio Crespo

Director

Floreal Horacio Crespo

/s/ Lucas Machado Lira

Director

Dunvegan S.A. (represented by Lucas Machado Lira)

/s/ Donald J. Puglisi

Authorized Representative in the United States

Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certificate under Rule 466.